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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement

                          Pursuant to Section 14(d)(4)

                     of the Securities Exchange Act of 1934

                     Air Express International Corporation
                         (Name of Subject Corporation)

                     Air Express International Corporation
                      (Name of Person(s) Filing Statement)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   009104100
                     (CUSIP Number of Class of Securities)

                                DENNIS M. DOLAN
              Executive Vice President and Chief Financial Officer
                     AIR EXPRESS INTERNATIONAL CORPORATION
                               120 Tokeneke Road
                           Darien, Connecticut 06820
                                 (203) 655-7900

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                          KATHERINE P. BURGESON, ESQ.
                              CUMMINGS & LOCKWOOD
                              Four Stamford Plaza
                                 P. O. Box 120
                          Stamford, Connecticut 06904
                                 (203) 351-4260

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

                                                                  EXHIBIT (a)(2)

                [LOGO OF AIR EXPRESS INTERNATIONAL CORPORATION]

                               November 19, 1999

To Our Stockholders:

  I am pleased to inform you that on November 15, 1999, Air Express International Corporation entered into a Tender Offer and Merger Agreement with Deutsche Post AG and DP Acquisition Corporation, a wholly owned subsidiary of Deutsche Post AG, pursuant to which DP Acquisition Corporation has commenced a cash tender offer to purchase all of the outstanding shares of Common Stock of Air Express International for $33 in cash. Under the Agreement, if the conditions to the Offer are met, including a tender of at least a majority of the Shares, the Offer will be followed by a Merger in which any remaining shares of Air Express International Common Stock will be converted into the right to receive the highest price paid per share pursuant to the Offer in cash, without interest.

  Your Board of Directors has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Offer and the Merger and unanimously recommends that the Air Express International stockholders accept the Offer and tender their shares of Air Express International Common Stock pursuant to the Offer. We believe that by teaming up, the two companies will be a formidable force worldwide. We also believe that this transaction generates excellent value for our stockholders.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Morgan Stanley Dean Witter, the financial advisor to Air Express International, that the $33 per share in cash to be received by the holders of Air Express International Common Stock in the Offer and the Merger is fair to such holders. The reference to the opinion of Morgan Stanley Dean Witter is qualified by the text of such opinion included as Exhibit (a)(1) to the attached Schedule 14D-9, which is incorporated by reference herein and should be read in its entirety.

  In addition to the attached Schedule 14D-9 relating to the Offer, enclosed is the Offer to Purchase dated November 15, 1999 of DP Acquisition Corporation, together with related materials, including a Letter of Transmittal to be used for tendering your shares of Air Express International Common Stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares.

                                     Very truly yours,


                                     /S/ Guenter Rohrmann
                                     _________________________
                                     Guenter Rohrmann
                                     President and CEO

[LOGO OF AIR FREIGHT FORWARDER]

Item 1. Security and Subject Company.

  The name of the subject company is Air Express International Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 120 Tokeneke Road, Darien, Connecticut 06820. The title of the class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share, of the Company (the "Shares").

Item 2. Tender Offer of the Bidder.

  This statement relates to the tender offer (the "Offer") by DP Acquisition Corporation ("Offeror"), a Delaware corporation and a direct or indirect wholly owned subsidiary of Deutsche Post AG, a corporation organized under the laws of the Federal Republic of Germany (the "Parent") disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 19, 1999 (the "Schedule 14D-1"), filed by the Offeror and the Parent, to purchase all outstanding Shares at $33 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"). As set forth in the Offer to Purchase the address of the principal executive offices of each of the Offeror and the Parent is Heinrich-von-Stephan-Str. 1, 53175, Bonn, Germany.

  The Offer is being made pursuant to the Tender Offer and Merger Agreement dated November 15, 1999, by and among Parent, Offeror and the Company (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Solicitation/Recommendation on Schedule 14D-9 (the "Schedule 14D-9"), and is incorporated herein by reference in its entirety. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

Item 3. Identity and Background.

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this statement are to the Company and its subsidiaries, viewed as a single entity.

  (b) Except as described or referred to in the "Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder", which is attached as Annex 1 hereto and incorporated herein by reference in its entirety (the "Information Statement"), or as described elsewhere herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the person filing this statement or its affiliates and: (1) the Parent, its executive officers, directors or affiliates; or (2) the Offeror, its executive officers, directors or affiliates.

  In connection with the Offer and the Merger contemplated by the Merger Agreement, Parent has asked Hendrik J. Hartong, Jr., Chairman of the Board of Directors of the Company, to serve as a member of the board of managers of Danzas Holdings Ltd., a wholly-owned subsidiary of Parent and a corporation organized under the laws of Switzerland ("Danzas"). Mr. Hartong's nomination and election to the board of managers of Danzas shall occur no earlier than satisfaction or waiver of the Minimum Condition and certain other conditions to the Offer (See "The Merger Agreement--The Offer"). Mr. Hartong shall be compensated for his attendance at any board meetings in accordance with Danzas' practices generally for the compensation of its directors.

  There have been some preliminary discussions between representatives of Parent and senior management of the Company concerning their continued employment with the Company. During these discussions, Parent indicated its desire that the current senior management of the Company remain with the Company after the consummation of the Merger. Parent did not propose or agree to any specific arrangement as to compensation or benefits.

  Upon consummation of the Merger, Guenter Rohrmann, Chief Executive Officer of the Company, will be appointed Vice Chairman of the Company; Peter Wagner, Chief Executive Officer of Logistics of Parent and Chief Executive Officer of Danzas, will be elected Chairman of the Board of the Company; and Renato Chiavi, head of intercontinental business at Danzas, will be appointed Chief Executive Officer of the Company.

   The Merger Agreement

  The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

  The Merger Agreement; Other Arrangements

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 14D-9. The summary is qualified in its entirety by reference to the Merger Agreement.

   The Offer

  The Merger Agreement provides for the making of the Offer.

  Notwithstanding any other provision of the Offer, Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and may, subject to the terms of the Merger Agreement, terminate the Offer, if:

  (a) at the Expiration Date (as it may be extended in accordance with the terms of the Merger Agreement):

    (i) the Minimum Condition has not been satisfied:

    (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall not have expired or been terminated;

    (iii) approvals under the European Commission under Council Regulation
  (EEC) No. 4064/89, United States Department of Transportation Aviation Economic Regulations and Section 721 of the Defense Production Act of 1950 shall not have been completed, obtained or satisfied; or

    (iv) any other domestic or foreign approvals, consents, filings, notifications or other requirements of law, statute, rule or regulation necessary in connection with the transactions contemplated by this Agreement shall not have been completed, obtained or satisfied except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of Parent or Offeror to consummate the transactions contemplated by the Merger Agreement or to own or exercise control over the Company and its subsidiaries following the Offer; or

  (b) at any time prior to the acceptance for payment of Shares, any of the following conditions exist:

    (i) any order, decree or injunction of a court or governmental agency of competent jurisdiction or any law or regulation enjoins or prohibits the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) or the ownership or exercise of control by the Parent over the Company and its subsidiaries following the Offer;

    (ii) any representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality shall not be true and correct and any of the representations and warranties that are not so qualified shall not be true and correct in any material respects on and as of the date of consummation of the Offer as if such representations and warranties were made on and as of such date (except where such representations and warranties are stated as of a specific date), or the Company shall have breached the agreements and covenants required by the Merger Agreement to be performed by it on or prior to such date in any material respect (provided that the Company may, prior to the expiration of the Offer, seek to cure any such breach); or

    (iii) the Merger Agreement shall have been terminated in accordance with its terms.

  The foregoing conditions are for the sole benefit of Parent and Offeror and may, subject to the terms of the Merger Agreement, be waived by Parent and Offeror in whole or in part at any time and from time to time in their discretion.

  Pursuant to the Merger Agreement, Offeror may waive any condition to the Offer or change any of the terms or conditions of the Offer, except that, without the prior written approval of the Company, Offeror may not reduce the cash price per Share, change the form of consideration to be paid in the Offer, reduce the number of Shares to be purchased, increase the minimum number of Shares which must be tendered to satisfy the Minimum Condition, impose additional conditions to the Offer, or otherwise amend the terms of the Offer in a manner that is materially adverse to the stockholders of the Company.

   Directors

  The Merger Agreement provides that effective upon the acceptance for payment of Shares, Parent shall be entitled, subject to applicable law, to designate the number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors and (ii) the percentage that the number of votes represented by Shares beneficially owned by Parent (including Shares accepted for payment pursuant to the Offer) bears to the total number of votes represented by Shares then outstanding. The Company has agreed promptly to take all action (including, without limitation, increasing the number of Directors and securing the resignations of incumbent directors) necessary to cause Parent's designees to be elected or appointed to the Board of Directors.

  If Parent exercises its right to designate directors, Parent currently intends to designate one or more of the following persons to serve as directors of the Company: Peter Wagner, Renato Chiavi, Jim Fredholm, Dr. Hans Oskar Zieschang, Dr. Bernd Boecken, Dr. Klaus Engelen and Dr. Andreas Hunziker. Information concerning these individuals is included in the Information Statement and is incorporated herein by reference.

  The Merger Agreement provides that if Parent's designees are elected to the Company Board, the Company Board shall have, until the Effective Time, at least two directors who are directors as of the date hereof and who are not officers or affiliates of the Company, Parent or any of their respective subsidiaries (the "Independent Directors"). In such case, any amendment or termination of the Merger Agreement by the Company, or any waiver by the Company of any obligation of Parent or Offeror, may be effected only by the action of a majority of the Independent Directors.

   Stock Options

  Upon consummation of the Offer, the options to purchase Shares ("Stock Options") outstanding under the Company's stock option and other compensation plans, whether or not then vested or exercisable, shall automatically be converted into the right to receive cash in an amount equal to (i) the excess of the Merger Consideration over the exercise price per share provided in such Stock Option, multiplied by (ii) the number of Shares subject to such Stock Option.

   The Merger

  The Merger Agreement provides that as promptly as practicable after all conditions to the Offer and the Merger set forth therein have been satisfied or, to the extent permitted thereunder, waived, but in no event later than two business days thereafter, Offeror will be merged into the Company in accordance with Delaware Law. As a result of the Merger, the separate existence of Offeror will cease, and the Company will continue as the Surviving Company.

  Pursuant to the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares beneficially owned by Parent and Shares held by the Company in treasury) will be converted into the right to receive the Merger Consideration except as described below. Stockholders who perfect their right to appraisal of their Shares under Delaware Law shall be entitled to the amounts determined pursuant to such proceedings.

   Representations and Warranties

  The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by the Company as to its corporate existence and power, capitalization, corporate authorizations, subsidiaries, the Company's filings with the Securities and Exchange Commission (the "Commission"), financial statements, absence of certain changes (including any change or effect that, individually or in the aggregate, is or could reasonably be expected to be materially adverse to the business, assets, prospects, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than those changes in economic or financial conditions generally or affecting the freight forwarding and global logistics industries generally (a "Material Adverse Effect")), absence of undisclosed material liabilities, government authorization, no violations, absence of litigation, compliance with laws, employee matters, labor matters, certain contracts, taxes, intellectual property, brokers, anti-takeover statutes, year 2000 compliance, proxy statement information, recommendation documents and customs broker licenses and approvals.

   Covenants

  The Merger Agreement contains various customary covenants of the parties thereto. A description of certain of these covenants follows:

  Conduct of Business. Prior to the date on which Parent's designees constitute a majority of the Board of Directors (the "Control Date") or earlier termination of the Merger Agreement, except as otherwise set forth in the Merger Agreement, neither the Company nor any of its subsidiaries will directly or indirectly do any of the following without Parent's prior written consent, which shall not unreasonably be withheld:

    (i) amend or otherwise change its certificate of incorporation or by-laws;

    (ii) issue, sell, pledge, dispose of or encumber, any of its capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock (except for the issuance of Shares pursuant to Stock Options outstanding as of the date of the Merger Agreement);

    (iii) sell, lease, license or otherwise dispose of or encumber any assets except (a) in the ordinary course of business consistent with past practice or (b) obsolete, worthless, or immaterial assets not in excess of $1,000,000 in the aggregate;

    (iv) (a) declare, set aside, or pay any dividend except for a dividend declared and paid by a subsidiary to the Company, (b) split, combine or reclassify any class of capital stock or issue or authorize or propose the issuance of any other securities in substitution for shares of its capital stock or (c) amend the terms of, or repurchase, redeem or otherwise acquire any securities of the Company or any subsidiary, except for repurchases of the capital stock of any subsidiaries in accordance with contractual obligations entered into in connection with joint ventures which were entered into in the ordinary course of business consistent with past practice;

    (v) (a) acquire any company, corporation, partnership, or other business organization or division thereof or acquire a material amount of stock or assets of any other person, (b) incur any indebtedness for borrowed money or issue any debt securities (except in the ordinary course and in amounts less than $2,000,000 in the aggregate) or assume, guarantee, endorse or otherwise become responsible for the obligations of any person (other than guarantees of indebtedness of a wholly-owned subsidiary of the Company), or make any loans or advances, except in the ordinary course of business consistent with past practice and in amounts not in excess of $1,000,000 in the aggregate, (c) enter into or amend any material contract except in the ordinary course of business and only in a manner that does not have a Material Adverse Effect, or (d) authorize any new capital expenditures or purchase of fixed assets except in the ordinary course of business consistent with past practice and in amounts not in excess of $5,000,000 in the aggregate;

    (vi) increase the compensation payable to its officers or employees, except for increases in salary or wages of employees who are not officers of the Company in the ordinary course of business and not in excess of 5% of the aggregate annual salary or wages of all such employees, or grant any new severance or termination pay to, or enter into any new employment or severance agreement with any director, officer or employee or establish, adopt or enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law, and except that the foregoing shall not restrict the routine hiring of new lower level personnel in the ordinary course of business consistent with past practice, immaterial changes in policies affecting the workplace generally, or any of the foregoing restrictions not including officers or directors of the Company that will not, in the aggregate, increase the obligations of the Company thereunder by more than $150,000;

    (vii) change accounting policies or procedures, except for changes which may be required under United States generally accepted accounting principles or pursuant to Commission rules or regulations;

    (viii) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations;

    (ix) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the financial statements included in its Commission filings or incurred in the ordinary course of business and consistent with past practice; or

    (x) take or agree to take any of the actions described above, or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect in any material respect or prevent the Company from performing or cause the Company not to perform its covenants under the Merger Agreement in any material respect.

  No Solicitation. Prior to the Control Date or earlier termination of the Merger Agreement, the Company and its subsidiaries shall not, and shall cause their officers, directors, employees, investment bankers, attorneys, accountants, or other representatives not to, directly or indirectly, (i) initiate, solicit or encourage the making, submission or announcement of any Alternative Transaction (as hereinafter defined), (ii) take any other action intended to facilitate any inquiries or the making of any proposal to effect an Alternative Transaction, (iii) approve, endorse or recommend any Alternative Transaction, (iv) enter into any letter of intent or similar document or contract contemplating or otherwise relating to any Alternative Transaction, (v) enter into discussions or negotiate with or disclose any nonpublic information relating to the Company or any of its subsidiaries to any person regarding an Alternative Transaction, or (vi) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries. The Company will notify Parent promptly (but in no event later than 48 hours) after receipt by the Company of any Alternative Transaction, any indication that any person is considering proposing an Alternative Transaction or any request for nonpublic information relating to the Company or any of its subsidiaries. The Company shall identify the person proposing, and the terms and conditions of, any such Alternative Transaction, indication or request and shall keep Parent fully informed, on a current basis, of the status and details of any such Alternative Transaction or request. Nothing contained in the Merger Agreement shall prevent the Board of Directors from complying with Rule 14e-2 under the Exchange Act with respect to any Alternative Transaction.

  Notwithstanding the foregoing, the Board of Directors is permitted to furnish nonpublic information to, or enter into discussions or negotiations with, any person in response to a Superior Proposal if (i) the Company has complied in all material respects with the foregoing provisions of the "No Solicitation" covenant, (ii) the Board of Directors determines in good faith, based on advice of outside legal counsel, that it is reasonably likely that

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the failure to consider the Superior Proposal would constitute a breach of its fiduciary duties under applicable law, (iii) such person enters into a confidentiality agreement with the Company with terms no less favorable to the Company than those contained in the Confidentiality Agreement, and (iv) the Company shall have given Parent written notice of the identity of such person and of the Company's intention to take such action.

  The Board of Directors shall be permitted to withdraw, or modify in a manner adverse to Parent, its recommendation that the stockholders accept the Offer and approve the Merger, if (i) the Company has complied in all material respects with the foregoing provisions of the "No Solicitation" covenant, (ii) a Superior Proposal is pending at the time the Board of Directors determines to take such action, (iii) the Board of Directors determines in good faith, based on advice of outside legal counsel, that it is reasonably likely that the failure to do so would constitute a breach of its fiduciary duties under applicable law, and (iv) the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.

  "Alternative Transaction" means any inquiry, proposal or offer for, or any indication of interest in (other than the transactions contemplated by the Merger Agreement) among other things, any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving (i) the Company or any subsidiary or the capital stock of the Company, (ii) the acquisition of more than 15% of the Company's business or assets, or more than 15% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries, or (iii) any liquidation or dissolution of the Company or any material subsidiary.

  "Superior Proposal" means a bona fide, unsolicited, written proposal for an Alternative Transaction on terms and conditions that the Company Board determines, in its good faith judgment, based on advice of a financial advisor of nationally recognized reputation, and taking into account all the terms and conditions of the Alternative Transaction, is more favorable to the Company's stockholders than the transaction contemplated in the Merger Agreement (after giving effect to any changes to the Merger Agreement and the Offer as may be proposed by Parent in response to the Alternative Transaction), and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Company Board.

  Company Stockholders' Meeting. If required by Delaware Law, the Company shall call and hold a meeting of its stockholders (the "Company Stockholders' Meeting") promptly following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. If requested by Parent, the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the Merger Agreement. At any such meeting all outstanding Shares then owned by Parent or any of its affiliates shall be voted in favor of approval of the Merger.

  Consents; Approvals. The Company and Parent agree to use their reasonable efforts to obtain all consents and approvals (including all governmental and regulatory approvals) and to make all filings (including all governmental or regulatory filings) required in connection with the transactions contemplated by the Merger Agreement.

  Employees, Employee Benefits. The Merger Agreement contains certain covenants relating to the treatment of employees of the Company after consummation of the Offer. These include the continuation for one year of benefits in the aggregate no less favorable than the level in effect immediately prior to the consummation of the Offer; continuation of certain compensation plans and insurance coverage for certain members of senior management for specified time periods following consummation of the Offer; an agreement to honor all employment, severance, change of control and other compensation arrangements disclosed in the Merger Agreement; and payment of severance benefits at specified levels to employees not covered by statutory or contractual arrangements whose employment is terminated other than for cause within 120 days following the Effective Time.

  Indemnification and Insurance. After the Effective Time, the Surviving Company shall indemnify and hold harmless each present and former director or officer of the Company from liabilities for acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted under applicable law and the Company's certificate of incorporation and bylaws and shall assume any indemnification agreements of the Company in effect as of the date of the Merger Agreement. The Surviving Company shall also advance expenses, as incurred, to the fullest extent permitted under applicable law or any applicable indemnification agreement. In addition, the Merger Agreement provides that for seven years after the Effective Time, the Surviving Company shall provide directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms with respect to coverage and amounts no less favorable than those of such policy in effect as of the date of the Merger Agreement, provided that in satisfying this obligation the Surviving Company shall not be obligated to pay more than $300,000.

   Conditions to the Merger

  The obligations to consummate the Merger are subject to the satisfaction of the following conditions:

    (i) if required by Delaware Law, the approval of the Merger Agreement by the stockholders of the Company in accordance with such law;

    (ii) no injunction, order, decree, ruling, statute, rule, or regulation shall prohibit consummation of the Merger; and

    (iii) Offeror shall have purchased Shares pursuant to the Offer.

   Termination

  The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval of the Merger Agreement by the stockholders of the Company:

    (i) prior to the consummation of the Offer by mutual written consent of Parent and the Company;

    (ii) by either Parent or the Company, if the Offer shall not have been consummated by March 31, 2000 (provided that the right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has caused or resulted in the failure of the Offer to occur on or before such date);

    (iii) by either Parent or the Company, if any statute, rule or regulation makes consummation of the Offer or the Merger illegal or otherwise prohibited, or any final non-appealable judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoins the Offer or the Merger; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause shall have used commercially reasonable best efforts to remove any such judgment, injunction, order or decree;

    (iv) by Parent, if prior to the purchase of any Shares pursuant to the Offer;

      (a) the Company Board shall have failed to recommend or withdrawn or materially modified in a manner adverse to Parent its approval or recommendation of the Offer and the Merger;

      (b) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement with respect to any Superior Proposal; or

      (c) any person other than Parent and its subsidiaries shall have acquired, directly or indirectly, beneficial ownership of at least a majority of the Shares outstanding;

    (v) by the Company, if, prior to the consummation of the Offer, (a) the Company notifies Parent in writing at least 72 hours prior to such termination that it intends to enter into an agreement with respect to a Superior Proposal, attaching the most current version of such agreement (or a description of all material terms and conditions thereof), provided the Company has complied in all material respects with the provisions of the "No Solicitation" covenant described above; (b) Parent does not make, within 72 hours after receipt of the Company's notification, an offer that the Company Board determines, in good faith based on the advice of a financial advisor of nationally recognized reputation, and taking into account all the terms and conditions of such offer, is at least as favorable to the Company's stockholders as the Superior Proposal (it being understood that the Company shall not enter into any binding agreement regarding such Superior Proposal during such 72-hour period) and
  (c) prior to or simultaneously with such termination, the Company makes payment to Parent of the amounts payable pursuant to the Merger Agreement. See "The Merger Agreement; Other Arrangements--Fees and Expenses"; or

    (vi) by the Company, if the Offer has not been consummated by February 15, 2000 as a result of a breach by Parent or Offeror of any of their representations and warranties or covenants such that Parent and Offeror are unable to perform their obligations under the Merger Agreement after the conditions to their obligations have been satisfied (but for those conditions which are not satisfied due to or resulting from the facts constituting such breach) and the Company is not in material breach of any of its representations and warranties or covenants set forth in the Merger Agreement.

  If the Merger Agreement is terminated, it will become void and there shall be no liability on the part of the Company, Parent or the Offeror, except (i) for certain fees and expenses payable pursuant to the Merger Agreement (See "The Merger Agreement; Other Arrangements--Fees and Expenses"), (ii) as provided pursuant to a Confidentiality Agreement and under certain other provisions of the Merger Agreement that shall survive termination, and (iii) no such termination shall relieve any party from liability for any willful breach of the Merger Agreement.

   Fees and Expenses

  Except as otherwise specified in the following sentence, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such cost or expense.

  The Merger Agreement provides that the Company shall pay to Parent in immediately available funds (i) an amount equal to $23 million prior to or simultaneously with the termination of the Merger Agreement pursuant to subparagraphs (iv) and (v) under "The Merger Agreement; Other Arrangements-- Termination," and (ii) $2,000,000 as liquidated damages if the Offer shall not have been consummated as a result of a material breach by the Company of its representations and warranties set forth in the Merger Agreement, provided that such breach existed as of the date of the Merger Agreement and provided further that all of the other conditions to the Offer shall have been satisfied (but for those conditions which are not satisfied due to or resulting from the facts constituting such breach) and Parent and the Offeror are not in material breach of any of their representations and warranties or covenants set forth in the Merger Agreement.

   Amendments and Waivers

  Any provision of the Merger Agreement may be amended or waived prior to the Effective Time, but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party to be bound thereby; provided, however, that after approval of the Merger Agreement by the stockholders of the Company no amendment may be made which by law requires further approval by such stockholders without such further approval.

   Confidentiality Agreement

  On July 12, 1999, Danzas and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement") containing customary provisions pursuant to which, among other matters, Danzas and its affiliates agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Information"), and to use the Information solely in connection with evaluating a possible transaction involving the Company and Danzas. For a period of three years from the date of Confidentiality Agreement, Danzas has agreed to certain restrictions on its ability to acquire, or offer to acquire, Shares or take certain other actions, without the prior written consent of the Company or the Board of Directors of the Company. Danzas further agreed that, prior to September 7, 2002, that it would not, directly or indirectly, solicit for employment or hire any employee of the Company or any of its subsidiaries with whom Danzas has had contact or who became known to Danzas in connection with Danzas' consideration of a possible transaction involving Danzas and the Company, subject to certain exceptions. A copy of the Confidentiality Agreement is filed as an Exhibit to this Schedule 14D-9 and the foregoing summary is qualified in its entirety by reference to such agreement.

Item 4. The Solicitation or Recommendation.

  (a) The Recommendation.

  On November 13, 1999, the Board of Directors of the Company (the "Board" or the "Board of Directors") held a telephonic Board meeting to consider the proposed Merger Agreement with the Parent and the Offeror and the transactions contemplated thereby. Cummings & Lockwood, the Company's legal counsel ("Company Counsel"), summarized the material provisions of the proposed Merger Agreement, which had previously been furnished to members of the Board for their review. Representatives of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Company's financial advisors, then presented its analysis of the fairness of the proposed transaction, rendering an oral opinion (together with a written opinion as delivered to the Company dated November 13, 1999) to the effect that, as of such date and subject to the matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair from a financial point of view to the holders of Shares. A copy of the opinion rendered by Morgan Stanley, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Morgan Stanley in arriving at its opinion is attached hereto as Exhibit (a)(1) and is incorporated herein by reference. Stockholders are urged to read the opinion of Morgan Stanley carefully in its entirety.

  After a full discussion, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is advisable, fair and in the best interests of, the stockholders of the Company. The Board of Directors unanimously recommended that all holders of Shares accept the Offer and approve and adopt the Merger Agreement and the Merger.

  (b) Background of the Offer

  As a result of increasing competition and consolidation in the industry in which the Company's business is conducted, the Board of Directors of the Company has been actively studying the Company's strategic position, near and long-term prospects and as a result has been reviewing its strategic alternatives, including alternatives to remaining an independent company, in order to increase stockholder value.

  In April of 1999, a meeting of the Board of Directors was held at which it was announced that four unrelated third parties had contacted the Company expressing some interest in pursuing a strategic transaction with the Company. Morgan Stanley attended the meeting and was retained to advise the Board of Directors in connection with pursuing its strategic alternatives. The Board of Directors authorized Morgan Stanley to approach each of the four parties to assess their level of interest in entering into a strategic transaction with the Company. Morgan Stanley proceeded to contact these four companies and forwarded to each public information regarding the Company. The Parent, through Danzas (all references in this Section 4 to the Parent shall include Danzas), expressed the greatest level of interest in exploring a strategic transaction with the Company.

  During the period from June through July of 1999, senior management from the Company and the Parent engaged in preliminary discussions regarding a possible strategic transaction, including an acquisition of the Company by Parent. The parties discussed each other's growth strategies and issues relating to integrating their respective businesses, including systems compatibility, potential revenue losses and likely synergies.

  In anticipation of conducting financial, legal and other due diligence review of the Company, Danzas executed a confidentiality and standstill agreement dated as of July 12, 1999.

  On August 2, 1999, senior officers of the Company and the Parent and representatives of Morgan Stanley met. At that meeting, the Company provided to Parent certain confidential information regarding the Company and its business and the parties discussed the possibility of a strategic transaction.

  During the months of September and October, executive officers of the Company met with representatives of the Parent on several occasions to further discuss the possibility of a strategic transaction and to allow the Parent to conduct certain basic business due diligence concerning the Company.

  On September 10, 1999, the Board of Directors held a special meeting to review and evaluate the possibility of a strategic transaction with the Parent. The Board of Directors authorized management to continue discussions with the Parent.

  On September 24, 1999, a meeting was held between senior officers of the Company and senior officers of the Parent. At this meeting, Hendrik J. Hartong, Jr., the Chairman of the Company, informed Dr. Klaus Zumwinkel, Chairman of Parent's Management Board, that the Board of Directors of the Company was of the belief that a 100% acquisition would create the greatest value for the Company's stockholders.

  In meetings on October 14 and 15, 1999, the Parent communicated to the Company a preliminary indication of interest to acquire the Company at $29 per Share, subject to completion of business, legal and other due diligence, negotiation of a satisfactory definitive acquisition agreement and receipt of Parent Supervisory Board approval. The Company indicated to the Parent that the proposed price of $29 per Share was not acceptable to the Company. However, on the understanding that Parent would be prepared to increase its indication of interest above $29 per Share, the Company agreed to permit the Parent to continue its due diligence review in order to better evaluate the Company.

  From October 18 to October 20, 1999, additional commercial due diligence took place. Senior management of the Company briefed senior management of the Parent further on the Company's business and current and future growth strategies.

  On October 21, 1999, the Parent communicated to the Company a revised preliminary indication of interest at $31 per Share, subject to completion of business, legal and other due diligence, negotiation of a satisfactory definitive acquisition agreement and receipt of Parent Supervisory Approval. On October 22, 1999, the Board of Directors held a special meeting to review the revised preliminary indication of interest, and, after consideration and consultation with Morgan Stanley, indicated that the revised price was inadequate.

  On November 2, 1999, the Parent communicated to the Company a revised preliminary indication of interest at $33 per Share, subject to completion of business, legal and other due diligence, negotiation of a satisfactory definitive acquisition agreement and receipt of Parent Supervisory Approval. On November 3, 1999, the Board of Directors held a special meeting (i) approving the continued due diligence by Danzas and the Parent and (ii) authorizing the Company's representatives to negotiate with representatives of the Parent and Danzas to determine whether a mutually satisfactory agreement could be reached. Due diligence by and negotiations with representatives of the Parent continued through November 13, 1999.

  On November 8, 1999, the Company signed an exclusivity agreement in which the Company confirmed that it had ceased all discussions and negotiations with third parties and, subject to certain exceptions, agreed to negotiate exclusively with Parent until November 15, 1999 and further agreed not to grant any waiver or release under any standstill or similar agreement with a third party.

  Between November 4 and November 12, Parent and its legal, financial, tax, and benefits advisors conducted extensive due diligence of the Company. During the same time period, the Company, the Company's Counsel, Parent and Davis Polk & Wardwell, Parent's counsel, reviewed and negotiated the terms of a definitive merger agreement.

  On November 13, 1999, Parent's Supervisory Board met to discuss the proposed transaction and a draft of the Merger Agreement. At the conclusion of the meeting, the Supervisory Board approved the Merger Agreement and the transactions contemplated thereby.

  On November 13, 1999, the Board of Directors held a special telephonic meeting to review the terms of the proposed transaction and the Merger Agreement. Company Counsel advised the Board of Directors with respect to certain legal matters and reviewed the principal aspects of the Merger Agreement. Representatives of Morgan Stanley delivered an oral opinion (together with a written opinion as delivered to the Company dated November 13, 1999) as to the fairness of the $33 per Share cash consideration to be received in the Offer and the Merger to the Company's shareholders. The Board of Directors, after analyzing the Company's current position and analyzing and reviewing the Offer and the Merger Agreement, unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that all shareholders accept the Offer and tender their Shares pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement.

  The Agreement was executed by the parties on November 14, 1999, and publicly announced on November 15, 1999. A copy of a press release announcing the transaction is attached hereto as Exhibit (a)(3) and incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, is attached hereto as Exhibit (a)(2) and incorporated herein by reference.

  (c) Reasons for Recommendation

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and approve and adopt the Merger Agreement and the Merger, the Board of Directors considered a number of factors including:

    (i) the terms of the Merger Agreement;

    (ii) presentations by management of the Company at various previous meetings of the Board regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent, and consideration of the state of the Company's industry;

    (iii) the results of the process undertaken by the Company and Morgan Stanley to assess the level of interest of third parties in entering into a strategic transaction or business combination with the Company;

    (iv) the trading price of the Shares over the last six months and that the $33 per Share Offer price represents a premium over such price, and approximately 1.54% over the closing sales price for the Shares on The NASDAQ Stock Market (the "NASDAQ NMS") on November 12, 1999, the last trading day prior to the public announcement of the execution of the Merger Agreement;

    (v) the presentations of Morgan Stanley to the Board of Directors and the opinion of Morgan Stanley to the effect as of the date thereof, the Offer price of $33 to be received by the stockholders pursuant to the Merger Agreement was fair from a financial point of view to such holders;

    (vi) the fact that the Offer price is payable in cash, and that the Offer was not subject to a financing conditions;

    (vii) that the Offer will not be consummated unless the Shares tendered pursuant to the Offer represent at least a majority of the outstanding shares on a fully diluted basis;

    (viii) that the Merger Agreement does not preclude the Board from withdrawing or modifying its recommendation to the Stockholders if it determines in good faith, based on advice of counsel, that the failure to consider another proposal would be reasonably likely to constitute a breach of the Board's fiduciary duty to the stockholders (See "The Merger Agreement; Other Arrangements--No Solicitation");

    (ix) that the Merger Agreement does not preclude the Company from providing information to and negotiating with third parties that have made an unsolicited proposal for an Alternative Transaction if the Board determines in good faith, based on advice of counsel, that failure to do so would be reasonably likely to constitute a breach of the Board's fiduciary duty to the stockholders ("The Merger Agreement; Other Arrangements--No Solicitation");

    (x) that subject to payment of a break-up fee as provided in the Merger Agreement, the Company may accept an unsolicited third party acquisition proposal that the Board in good faith, deems to be a Superior Proposal (See "The Merger Agreement; Other Arrangements--No Solicitation"); and

    (xi) the representation of the Offeror that it has sufficient funds available to it to consummate the Offer and the Merger.

  The description set forth above of the factors considered by the Board is not exclusive, but rather represents a summary of the primary factors considered. The members of the Board evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of its financial and legal advisors. The Company did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Additionally, individual members of the Board may have given different weights to different factors.

Item 5. Persons Retained, Employed or to be Compensated.

  The Company has retained Morgan Stanley to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Under the terms of an engagement letter dated May 3, 1999, between the Company and Morgan Stanley, the Company will pay Morgan Stanley a fee equal to approximately $7,000,000. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, estimated to be $50,000. The Company has also agreed to indemnify Morgan Stanley and its affiliates and each of their directors, employees and controlling persons against certain liabilities.

  Morgan Stanley has provided certain investment banking and financial services to the Company and Parent from time to time for which Morgan Stanley has received customary compensation. In the ordinary course of its business, Morgan Stanley may from time to time effect transactions and hold positions in securities of the Company, for its own account or for the account of its customers which can include positions for the account of Parent.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) No transactions in the Shares have been effected during the past sixty days by the Company (except issuances of Shares upon the exercise of stock options) or, to the best of Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for (i) Shares the sale of which may result in liability for the holder(s) under Section 16(b) of the Exchange Act, and (ii) Shares which are subject to restrictions on transfer, each executive officer, director and affiliate of the Company currently intends to tender pursuant to the Offer all Shares over which he or she has sole dispositive power.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as disclosed herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

  Information provided pursuant to 14f-1 under the Exchange Act. The Information Statement attached as Annex I to this Statement is being furnished to the Company's stockholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

Item 9. Material to be filed as Exhibits.

Exhibit     Fairness Opinion of Morgan Stanley & Co. Incorporated dated
(a)(1)      November 13, 1999.

Exhibit     Form of Letter to Stockholders of the Company dated November 19,
(a)(2)      1999.

Exhibit     Press Release dated November 15, 1999.*
(a)(3)

Exhibit     Tender Offer and Merger Agreement, dated as of November 15, 1999,
(c)(1)      by and among Deutsche Post AG, DP Acquisition Corporation and Air
            Express International Corporation.*

Exhibit
(c)(2) Confidentiality Agreement, dated July 12, 1999 between the Company and Danzas.*
--------
* Not included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Air Express International
                                           Corporation

                                          By: /s/ Dennis M. Dolan
                                             ----------------------------------
                                             Dennis M. Dolan
                                             Executive Vice President and Chief
                                             Financial Officer

Dated: November 19, 1999

                                                                        ANNEX I

                     AIR EXPRESS INTERNATIONAL CORPORATION

                               120 TOKENEKE ROAD

                           DARIEN, CONNECTICUT 06820

           INFORMATION STATEMENT PROVIDED PURSUANT TO SECTION 14(f)

                  OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           AND RULE 14f-1 THEREUNDER

General

  This information statement (the "Information Statement") is being mailed on or about November 19, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Shares") of Air Express International Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Deutsche Post AG ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Board" or the "Board of Directors") other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Tender Offer and Merger Agreement (the "Merger Agreement"), dated as of November 15, 1999, among Parent, DP Acquisition Corporation (the "Offeror"), and the Company. The Merger Agreement is more fully described under Item 3 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, of which this Annex I is a part. Capitalized terms used and not defined in this Annex I have the meanings assigned to them in the Schedule 14D-9.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  Pursuant to the Merger Agreement, the Offeror commenced the Offer on November 19, 1999. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, on December 17, 1999, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, the Offeror is obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

  If the Merger Agreement is terminated or if Offeror does not accept the Shares tendered for payment, then Offeror will not have any right to designate directors for election to the Board of Directors.

The Parent Designees

  Effective upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition as defined in the Merger Agreement, Parent shall be entitled to designate the number of directors, rounded up to the nearest whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the increase in the size of such Board of Directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent bears to the total number of Shares outstanding, and the Company shall promptly take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also take all action necessary to cause persons designated by Parent to constitute the number of members, rounded up to the nearest whole number, on
(i) each committee of the Board of

Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing in the event that Parent's designees are elected to the Board of Directors, the Company shall use its reasonable efforts to ensure that at least two members of the Board of Directors as of the date hereof who are not officers or affiliates of the Company (the "Continuing Directors") shall remain members of the Board of Directors until the Effective Time.

  The Company's obligations to appoint Parent's designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, as
Section 14(f) and Rule 14f-1 requires in order to fulfill its obligations under the Merger Agreement. Parent has supplied to the Company in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  Following the election or appointment of Parent's designees pursuant to the Merger Agreement and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Offeror and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

  Pursuant to the provisions of the Merger Agreement described in the Schedule 14D-9, Parent may designate from among the persons identified below the persons to be elected to the Board of Directors (the "Parent Designees"). It is expected that the Parent Designees will assume office promptly upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, which the Company expects will be promptly thereafter, and that they will thereafter constitute at least a majority of the Board of Directors. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated.

  None of the executive officers and directors of Parent or the Offeror currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent and the Offeror, none of Parent's or the Offeror's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") other than those described herein.

  Set forth in the table below are the name, age and present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as the Parent Designees. Except as otherwise indicated, the business address of each of the Parent Designees is Heinrich-von-Stephan-Str. 1, 53175 Bonn, Germany. Each person is a citizen of the Federal Republic of Germany other than Jim Fredholm, who is a citizen of the United States, and Dr. Andreas Hunziker, who is a citizen of Switzerland. "Parent Designees" shall mean all of the individuals set forth below.

                                Present Principal Occupation or Employment and
                                 Material Positions Held During the Past Five
           Name           Age                       Years
           ----           --- -------------------------------------------------
 Peter Wagner              53 Chief Executive Officer of Logistics of Parent
                              and Chief Executive Officer of Danzas.

 Renato Chiavi             59 President and Director since the Offeror was
                              founded. Mr. Chiavi has served as a Member of
                              Group Management and Head of the Intercontinental
                              Business Unit of Danzas since March 1996.
                              Mr. Chiavi served as Head of the Intercontinental
                              Traffic Business Unit of Danzas from 1994 to 1996.

 Jim Fredholm              47 Mr. Fredholm has served as a Member of Group
 Danzas Management Ltd.       Management and Chief Financial Officer of Danzas
 Leimenstrasse 1              since 1998. From 1979 to 1998, Mr. Fredholm held
 P.O. Box 4002 Basel          various financial management positions in the
 Switzerland                  transportation and retailing industries.

 Dr. Hans Oskar Zieschang  59 Director of the Department of Mergers and
                              Corporations for Parent since 1998. Director of Marketing and Sales of Deutsche Post
                              Parcelpost of Parent from 1996 to 1998. Chief
                              Executive Officer of PSG Postdienst Services
                              MbH from 1990 to 1996.

 Dr. Bernd Boecken         56 Director of Finance of Parent since April 1995.
                              Prior to 1995, Dr. Boecken served as Director of
                              Finance of BAYER AG, Leverkusen, Germany.

 Dr. Klaus Engelen         45 General Counsel, Executive Vice President and
                              Secretary since the Offeror was founded.
                              Dr. Engelen has served as General Counsel of
                              Parent since April 1998. Prior to April 1998, Dr.
                              Engelen served as General Counsel of Deutsche
                              Telecom GmbH.

 Dr. Andreas Hunziker      40 Mr. Hunziker has served as a Member of Group
 Danzas Management Ltd.       Management and Head of Information Technology of
 Leimenstrasse 1              Danzas since October 1996. From October 1992 to
 P.O. Box 4002 Basel          October 1996, Mr. Hunziker was a Senior Lecturer
 Switzerland                  for Management Information at the University of
                              St. Gallen (HSG).

  Any other officer or director of Parent or the Offeror listed in Schedule I to the Offer to Purchase dated November 19, 1999, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and the Offeror may also be designated by Offeror as a Parent Designee. The information with respect to the Parent Designees has been supplied by the Offeror for inclusion herein.

Certain Information Concerning The Company

  The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of November 12, 1999 (i) 33,628,769 Shares were issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and nonassessable, (ii) 1,797,600 Shares were held by the Company in its treasury, and (iii) Stock Options to purchase an aggregate of 2,567,491 Shares at a weighted average exercise price of $19.98 per share were outstanding. As of the date hereof, no shares of preferred stock are issued and outstanding. The Shares are the only class of voting securities of the Company. Each share of common stock is entitled to one vote on each matter to be considered at meetings of stockholders including the election of directors.

Current Members of the Company's Board of Directors and Executive Officers

  To the extent that the Company's Board of Directors will consist of persons who are not among the Parent Designees, the Company's Board of Directors is expected to consist of persons who are currently directors of the Company who have not resigned.

  The following table sets forth information with respect to each person who is currently a director of the Company:

                              Present Principal Occupation or Employment and     Director
                               Material Positions Held During the Past Five    Continuously
           Name           Age                      Years                          Since
           ----           --- ----------------------------------------------   ------------
 John M. Fowler..........  50      Independent business consultant                 1985
                                   since August 1998. Executive Vice
                                   President and Chief Financial
                                   Officer, MoneyGram Payment Systems,
                                   Inc., October 1996 through August
                                   1998. Independent business
                                   consultant from July 1995 through
                                   October 1996. Executive Vice
                                   President of Travelers Group Inc.
                                   (formerly Primerica Corporation),
                                   New York, New York, 1991 through
                                   June 1995. Director of Transatlantic
                                   Holdings, Inc. and MoneyGram Payment
                                   Systems, Inc.
 Hendrik J. Hartong......  60      Chairman of the Board of the Company            1985
                                   since 1985 (Chief Executive Officer
                                   from 1985 to 1989); since 1988
                                   General Partner of Brynwood Partners
                                   II L.P. and since 1996 General
                                   Partner of Brynwood Partners III,
                                   L.P., private investment
                                   partnerships. Director of Hurco
                                   Companies, Inc. and Lincoln Snacks
                                   Company.
 Donald J. Keller........  67      Chairman of the Board of Vlasic                 1990
                                   Foods International, Inc. since
                                   March 1998; Chairman of the Board of
                                   Prestone Products Corporation from
                                   January 1995 through June 1997.
                                   Chairman of the Board of B.
                                   Manischewitz Company from March 1993
                                   until May 1998 (President, Co-Chief
                                   Executive Officer and a director
                                   from May 1992 to March 1993).
                                   Director of Dan River Inc.
 Andrew L. Lewis IV......  42      President, KRR Partners L.P., a                 1986
                                   private investment partnership,
                                   since July 1993; Director of Hurco
                                   Companies, Inc. and Independence
                                   Blue Cross of Philadelphia.
 Richard T. Niner........  59      General Partner since 1988 of                   1985
                                   Brynwood Partners II L.P., and
                                   General Partner of Wind River
                                   Associates LP., private investment
                                   partnerships. Director of Arrow
                                   International, Inc., Case Pomeroy &
                                   Company, Inc. and Hurco Companies,
                                   Inc.
 John Radziwill..........  51      Private investor since August 1997.             1995
                                   President of Radix Organization Inc.
                                   from July 1976 until August 1997;
                                   President of Radix Ventures Inc.
                                   from 1979 until its acquisition by
                                   the Company in June 1995.
 Guenter Rohrmann........  60      President and Chief Executive                   1985
                                   Officer of the Company since 1989.

Committees of the Board of Directors

  The Board of Directors has an Executive Committee, an Audit Committee, a Compensation and Stock Option Committee and a Nominating Committee.

  The Executive Committee (consisting of Messrs. Hartong, Niner and Rohrmann) has all of the powers of the Board of Directors between meetings of the Board, subject to Delaware law.

  The Audit Committee (consisting of Messrs. Lewis, Keller, Niner and Vargas) has the responsibility of meeting with the Company's independent public accountants and internal auditors to review the plan, scope and results of the audit of the Company's annual financial statements and the recommendations of the independent public accountants regarding the Company's internal accounting systems and controls. The Audit Committee also recommends the appointment of the independent public accountants for the ensuing year.

  The Compensation and Stock Option Committee (consisting of Messrs. Fowler, Keller, Lewis and Radziwill) reviews and approves the compensation of officers, including the Chief Executive Officer, and administers the Company's stock option plans.

  The Nominating Committee (consisting of Messrs. Fowler, Hartong, Niner and Rohrmann) screens and selects candidates to stand for election as directors of the Company. The Nominating Committee will consider responsible recommendations by shareholders of candidates to be nominated as directors of the Company but does not intend to solicit such recommendations. All such recommendations must be in writing to the Nominating Committee addressed to the Secretary of the Company. By accepting a shareholder recommendation for consideration, the Nominating Committee does not undertake to adopt or take any other action concerning such recommendation or to give the shareholder its reasons for any action or inaction.

  During the year ended December 31, 1998, there were seven meetings of the Board of Directors, three meetings of the Executive Committee, two meetings of the Audit Committee, two meetings of the Compensation and Stock Option Committee, and one meeting of the Nominating Committee. Each director attended more than 75% of the aggregate of the meetings of the Board of Directors and of the committees thereof on which he served.

Director Compensation

  During 1998, each director who is not an officer of the Company received an annual fee of $20,000 for serving as a director and $1,250 for each day of attendance at meetings of the Board of Directors or a committee thereof.

Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth as of November 8, 1999 (except as otherwise noted), information with respect to the beneficial ownership of the Company's common stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding common stock of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table under "Executive Compensation", (iii) each current director and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated in the footnotes to this table, beneficial ownership of shares represents sole voting and investment power with respect to those shares:

                                                                  Percentage of
                                                   Shares Owned    Outstanding
               Beneficial Owner                  Beneficially (#) Shares (%)(1)
               ----------------                  ---------------- -------------
Wellington Management Company (2)..............     1,697,250         5.05%
 75 State Street
 Boston, Massachusetts 02109
Hendrik J. Hartong, Jr. (3)....................       486,517          1.5
Guenter Rohrmann (4)...........................       480,507          1.4
Robert J. O'Connell (5)........................        44,742          (12)
Dennis M. Dolan (6)............................       102,938          (12)
Giorgio Laccona (7)............................        45,935          (12)
Daniel J. McCauley (8).........................        49,238          (12)
John M. Fowler (9).............................        47,500          (12)
Donald J. Keller (9)...........................         7,563          (12)
Andrew L. Lewis IV (9).........................        15,107          (12)
Richard T. Niner (10)..........................       359,587          1.0
John Radziwill.................................       411,002          1.2
All directors and executive officers as a group
 (consisting of 11 persons) (11)...............     2,050,636         6.10

--------
 (1) Shares issuable upon the exercise of stock options owned by that person which can be exercised within 60 days of November 8, 1999, are deemed outstanding for the purpose of computing the number and percentage of outstanding shares owned by that person (and any group that includes that person) but are not deemed outstanding for the purpose of computing the percentage of outstanding shares owned by any other person.
 (2) Based on information believed to be accurate as of September 30, 1999, and includes shares with shared depositive power and shared investment power.
 (3)  Includes 83,750 shares issuable upon the exercise of stock options.
 (4)  Includes 131,250 shares issuable upon the exercise of stock options.
 (5)  Includes 18,750 shares issuable upon the exercise of stock options.
 (6)  Includes 30,000 shares issuable upon the exercise of stock options.
 (7)  Includes 7,500 shares issuable upon the exercise of stock options.
 (8)  Includes 22,500 shares issuable upon the exercise of stock options.
 (9)  Includes 2,500 shares issuable upon the exercise of stock options.
(10) Includes 5,061 shares held in custodial accounts for the benefit of Mr. Niner's children.
(11)  Includes 306,250 shares issuable upon the exercise of stock options.
(12)  Less than 1%.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company's directors and executive officers, and each person who beneficially owns more than ten percent of the Company's Common Stock, file with the Securities and Exchange Commission an initial report of beneficial ownership and subsequent reports of changes in beneficial ownership of the Company's Common Stock and to furnish copies of such reports to the Company. Based solely upon a review of the copies of the forms furnished to the Company and inquiry of the Company's directors and executive officers, the Company believes that all of its directors and executive officers, and all persons owning beneficially more than ten percent of the Company's Common Stock, complied in a timely manner with all filing requirements applicable to them with respect to transactions during the year ended December 31, 1998.

                            EXECUTIVE COMPENSATION

                          Summary Compensation Table

  The following table sets forth the cash compensation, as well as certain other compensation, paid or accrued by the Company to the Chief Executive Officer and each of the four most highly compensated executive officers of the Company (other than the Chief Executive Officer) as of December 31, 1998, for their services in all capacities for each of the years in the three-year period ended December 31, 1998:

                                                         Long-Term
                                                        Compensatiom
                                                        ------------
                               Annual Compensation (1)
                               ------------------------  Securities
                                                         Underlying
                                                        Options (2)   All Other
                                                           (# of     Compensation
 Name and Principal Position   Year Salary($) Bonus($)    Shares)      ($) (3)
 ---------------------------   ---- --------- --------- ------------ ------------
 Guenter Rohrmann............  1998  560,000    500,000    75,000      115,299
  President and Chief          1997  525,000  1,200,000         0      114,549
  Executive Officer            1996  480,000    800,000         0       40,497


 Robert J. O'Connell.........  1998  210,000    150,000         0       58,799
  Senior Vice President        1997  200,000    250,000    15,000       55,299
                               1996  190,000    150,000         0       14,740


 Dennis M. Dolan.............  1998  200,000    150,000         0       28,975
  Executive Vice President     1997  190,000    250,000    15,000       26,000
  and Chief Financial Officer  1996  175,000    150,000         0       13,088


 Giorgio Laccona.............
  Senior Vice President,       1998  185,000    150,000         0       28,012
  General Manager              1997  170,000    250,000    15,000       24,600
  The Americas                 1996  155,000    150,000         0       12,488


 Daniel J. McCauley..........  1998  165,000     60,000         0       60,147
  Vice President, Secretary    1997  155,000    100,000    15,000       58,699
  and General Counsel          1996  145,000     75,000         0        7,000

--------
(1) Salary levels for each year are fixed at the beginning of the year. Bonuses for each year are determined following the end of the year.
(2)  Adjusted to reflect stock dividend paid on July 25, 1997.
(3) Consists of contributions by the Company to its 401(k) Retirement Plan, which covers substantially all U.S.-based employees who are not covered by a collective bargaining agreement. The Company contributes (i) a sum equal to 3% of the salary of each eligible employee and (ii) a further sum, not exceeding 3% of the employee's salary, equal to the amount, if any, contributed by the employee, subject to certain limitations imposed by the Internal Revenue Code. Contributions under the 401(k) Retirement Plan for 1998 for Messrs. Rohrmann, O'Connell, Dolan, Laccona and McCauley were $9,300, $9,800, $9,300, $9,300 and $7,634, respectively. In addition, the
    Company makes contributions under its Deferred Compensation Plan equal to 3% of the amounts deferred thereunder by the named executive officers. Contributions under the Deferred Compensation Plan for 1998 for Messrs. Rohrmann, O'Connell, Dolan, Laccona and McCauley were $36,000, $9,000, $8,675, $8,212 and $5,513, respectively. A participant's interest in the Company's contributions to the 401(k) Retirement Plan and the Deferred Compensation Plan vests at the rate of 20% for each of the first five years of service and is fully vested thereafter. The balance in 1998 and 1997 represents the dollar value of premiums paid by the Company with respect to life insurance for the benefit of each of the named executive officers.

                          Stock Option Grants in 1998

  The following table sets forth information with respect to the grant of stock options during 1998 to the executive officers named in the Summary Compensation Table.

                                        Individual Grants
                         ------------------------------------------------
                                                                              Potential
                                      Percent of                          Realizable Value
                                        Total                                at  Assumed
                                       Options                             Annual Rates of
                          Options     Granted to   Exercise                  Stock Price
                          Granted    Employees in  Price per   Expiration Appreciation for
                         (# of Shs.)   1998(1)    Share ($)(2)    Date     Option Term (3)
                         ----------  ------------ ------------ ---------- -----------------
          Name                                                              5%       10%
          ----                                                            ------- ---------
Guenter Rohrmann........   75,000         47%        26.31      6/18/03   544,617 1,205,675
Robert J. O'Connell.....        0        --            --           --        --        --
Dennis M. Dolan.........        0        --            --           --        --        --
Giorgio Laccona.........        0        --            --           --        --        --
Daniel J. McCauley......        0        --            --           --        --        --

--------
(1) Options with respect to a total of 160,000 shares were granted to employees in 1998.
(2) All options were granted at an exercise price equal to the market value on the date of grant.
(3) Represents the potential appreciation of the options over their stated term of five-years, based upon assumed compounded rates of appreciation of 5% per year (equivalent to 27.6%) and 10% per year (equivalent to 61.1%). The amounts set forth in these columns are not intended as forecasts of future appreciation, which is dependent upon the actual increase, if any, in the market price of the underlying shares, and there is no assurance that the amounts of appreciation shown in the table actually will be realized.

                    Aggregated Option Exercises in 1998 and
                       Option Value at December 31, 1998

  The following table sets forth, for each of the executive officers named in the Summary Compensation Table, information with respect to the exercise of stock options during 1998 and holdings of unexercised options at the end of the year:

                                                  Number of Shares        Value of Unexercised
                                               Underlying Unexcercised        In-the-Money
                                                     Options at                Options at
                                                 Fiscal Year End(#)      Fiscal Year End ($)(1)
                                              ------------------------- -------------------------
                           Shares
                         Acquired on  Value
                          Exercise   Realized
          Name               (#)       ($)    Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
Guenter Rohrmann........        0          0    84,375       103,125      499,247      166,416
Robert J. O'Connell.....   31,500    497,777     9,375        16,875       33,283       33,283
Dennis M. Dolan.........        0          0    20,625        16,875       99,849       33,283
Giorgio Laccona.........   11,250    224,674    20,625        16,875       99,849       33,283
Daniel J. McCauley......        0          0    15,000        15,000       66,567       22,189

(1) Based on the excess of (i) the aggregate market value (closing price on the NASDAQ National Market) of the underlying shares on December 31, 1998, over (ii) the aggregate exercise price of the options.

Employment Contracts and Change-of-Control Arrangements

  The Company is party to an employment agreement with Mr. Rohrmann that provides for an annual base salary and such annual incentive compensation bonus as the Compensation and Stock Option Committee may determine. Mr. Rohrmann's base salary is subject to review annually and currently is $585,000. By its terms, the agreement will expire December 31, 2001. The agreement provides that in event of a change of control (as defined below), either party may terminate the executive's employment at any time, and upon such termination, the Company would be required to pay in a lump sum the balance of the base salary for the unexpired term of the agreement (but not less than two times the annual base salary). A "change of control" is defined in the agreement as (i) the acquisition by any person (which term includes any entity or group) of shares of the Company's Common Stock representing more than 40% of the shares outstanding or (ii) the sale or other disposition by the Company of all or substantially all of its assets.

Performance Graph

  The following Performance Graph compares the cumulative total shareholder return on the Company's Common Stock over the five years ended December 31, 1998, with the cumulative total return for the same period of (i) the Standard & Poor's 500 Stock Index and (ii) a peer group comprised of four publicly held companies: Airborne Freight Corporation, Expediters International of Washington, Inc., Circle International Group, Inc. (formerly, The Harper Group, Inc.), and Fritz Companies, Inc. Dividend reinvestment has been assumed and, with respect to companies in the peer group, the returns of each company have been weighted to reflect its stock market capitalization relative to that of the other companies in the group.

                      FIVE YEAR CUMULATIVE TOTAL RETURNS
                  VALUE OF $100 INVESTED ON DECEMBER 31, 1993





                              [PERFORMANCE GRAPH]


                           Base Period
Company Name/Index           Dec 93    Dec 94  Dec 95  Dec 96  Dec 97  Dec 98
-------------------------- ----------- ------- ------- ------- ------- -------
Air Express International
 Corporation..............    $100     $152.67 $175.64 $250.23 $356.77 $256.81
S&P 500 Index.............     100      101.32  139.40  171.40  228.59  293.91
Peer Group................     100       98.93  142.28  103.11  171.47  181.77

Report of Compensation and Stock Option Committee

  The Compensation and Stock Option Committee reviews and approves the annual compensation of the Company's executive officers, as well as the Company's policies and practices with respect to compensation of other management personnel.

  Compensation of executive officers consists primarily of base salary and discretionary bonus awards tied to performance and, where appropriate, the grant of stock options. Although the percentage of total compensation borne by each of these components is not fixed, it is the view of the Committee that, in the case of the most senior officers, the discretionary bonus should represent a substantial percentage of total compensation and, indeed, a greater percentage than is the case with officers having more narrowly defined responsibilities.

  In reviewing the compensation of the Company's executive officers (including the grant of stock options), the Committee considers (i) the levels of executive compensation paid by the Company's principal competitors in the air freight and air freight forwarding industry (including those publicly held companies in the peer group shown in the Performance Graph above), to the extent reliable information with respect thereto is available, (ii) the Company's reported earnings, earnings per share and profit margin (operating income as a percentage of revenues), both in absolute terms as well as in relation to budget forecasts, results for prior years and competitors' results (where publicly available), (iii) the Company's return on equity and stock price performance relative to those of its publicly held competitors and the market as a whole and (iv) the extent to which the Company has achieved or exceeded its goals for the year. No specific weight is accorded to any single factor and different factors may be accorded greater or lesser weight in particular years or for particular officers. Salary levels for each year are reviewed and fixed at the beginning of the year based primarily on the Company's performance during the preceding year and the general trends in executive salaries within the Company's industry. Cash bonuses are determined and paid shortly following the end of the year based primarily on the Company's performance, and that of its Common Stock, during the year, the extent to which the Company's goals for the year were met or exceeded and the success of management in addressing particular challenges that were presented during the year.

  In determining the cash bonuses to be paid for 1998 to the Company's senior executive officers, including the Chief Executive Officer, the Committee noted
(a) that management continued to integrate successfully various operations which had been acquired into the Company's logistics service and information network and (b) that, while net income for the Company was at a level which was the second highest in Company history, it did not exceed net income for 1997 and did not meet management's goals for the year. Accordingly, the cash bonuses for the Company's executive officers and management in general were reduced substantially from 1997 levels. The reduction reflected the Committee's views of responsible management and of the appropriate levels of bonus based upon the year's financial results.

  Section 162(m) of the Internal Revenue Code generally limits (to $1,000,000 per covered executive) the deductibility of the annual compensation paid to a company's chief executive officer and each of its other four most highly compensated executive officers. That section and proposed regulations thereunder contain certain exclusions from the deductibility limitation, including compensation that is determined on the basis of performance goals as well as compensation attributable to the exercise of stock options and rights, under plans that meet certain criteria and are approved by shareholders. The Company's 1996 Incentive Stock Plan, as amended, has been designed to satisfy these criteria. Compensation attributable to the exercise of outstanding options previously granted under the Company's 1991 Incentive Stock Plan is also excludable from the deductibility limitation pursuant to certain transition rules under the Internal Revenue Code. The Committee is continuing to review the Company's compensation practices for covered executives with a view to preserving the deductibility of their compensation to the maximum extent possible, taking all relevant factors into account, and will consider carefully the possible modification of any compensation arrangements that might be expected to result in any material loss of deductions.

                                              THE COMPENSATION AND
                                                STOCK OPTION COMMITTEE
                                                  John M. Fowler, Chairman
                                                  Donald J. Keller
                                                  Andrew L. Lewis IV
                                                  John Radziwill

Compensation Committee Interlocks and Insider Participation

  No member of the Compensation and Stock Option Committee is an officer or employee of the Company or any of its subsidiaries or currently participates in any of the Company's management compensation plans or programs. No executive officer of the Company is a director or member of the compensation committee of any other entity of which any member of the Company's Compensation and Stock Option Committee is an officer or employee.

                                 EXHIBIT INDEX

Exhibit (a)(1)       Fairness Opinion of Morgan Stanley & Co. Incorporated
                     dated November 13, 1999.

Exhibit (a)(2)       Form of Letter to Stockholders of the Company dated
                     November 19, 1999.

Exhibit (a)(3)       Press Release dated November 15, 1999.

Exhibit (c)(1)       Tender Offer and Merger Agreement, dated as of November
                     15, 1999, by and among Deutsche Post AG, DP Acquisition
                     Corporation and Air Express International Corporation.

Exhibit (c)(2)       Confidentiality Agreement, dated July 12, 1999 between
                     the Company and Danzas.